THOMAS C. PRITCHARD, PC

800 Bering Dr., Suite 201

Houston, TX 77057

April 18, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Oncolix, Inc.

Registration Statement on Form S-1

Filed March 21, 2018

File No. 333-223827

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2018 concerning the Company’s Registration Statement on Form S-1 (File No. 333-223827) filed with the Commission on March 21, 2018 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed an amended Registration Statement including our responses to your comments (the “Amended Registration Statement”).

Registration Statement on Form S-1

Risk Factors

Risks Related to Our Financial Position and Capital Needs

The terms of the Convertible Notes will restrict our operating flexibility, page 9

1. You state that you “may offer additional inducements for conversion of the Convertible Notes or payment of interest in equity in lieu of cash, including . . . a lower price per share than then-currently required. Accordingly, the conversion price of the Convertible Notes is subject to future market prices of the Company Common Stock.” Please describe the situations in which you may offer additional inducements to noteholders or adjust the conversion price, as well as the types of additional inducements..

Securities and Exchange Commission April 18, 2018 Page 2 of 2

RESPONSE:

Additional language (copied from the Registration Statement and set forth below) addressing your comment has been added to the risk factor entitled “The terms of the Convertible Notes will restrict our operating flexibility” on pages 7-8 of the Registration Statement. Additionally, this exact language has been added in the sections entitled “Selling Security Holders – Other Information” and “Description of Our Capital Stock – Convertible Notes”, respectively, on pages “23” and “28”, respectively.

“The current conversion price of the Convertible Notes is $0.0545 per share, and the closing market price of our Common Stock has recently ranged between $0.025 and $0.030. As the Company pursues capital raising transactions, it is possible that new financings comprised of equity or equity derivative components may result in issuance prices or convertible features at then current market prices. In connection therewith, the Convertible Notes may also be restructured. Any or all of these scenarios could result in a significant number of additional shares being issued (or being issuable), resulting in additional dilution to current holders of Common Stock.”

If you have any questions, please do not hesitate to reach me at (713) 209-2911.

Regards, /s/ Thomas C. Pritchard
Thomas C. Pritchard